EXHIBIT 99.1

ING announces changes to Management Board Banking

ING announces changes to Management Board Banking

ING today announced some changes to the Management Board Banking. In line with our strategic priorities and in order to further simplify our management structure, we will combine the roles of head of Retail Banking, Challengers & Growth Markets and Market Leaders. Pinar Abay, currently head of Market Leaders, will be appointed to the role effective 15 May 2023 (subject to regulatory approval). She will continue to be responsible for our businesses in the Netherlands, Belgium and Luxembourg and will expand her role to Australia, Germany, Italy, Poland, Romania, Spain, and Turkey.

Aris Bogdaneris, currently head of Retail Banking and Challengers & Growth Markets will step down from the Management Board Banking as of 15 May 2023 and will leave ING per 1 August 2023 to pursue other opportunities.

Separately, Ron van Kemenade, currently chief technology officer of ING, will step down from the Management Board Banking effective 30 April 2023. In June 2023 he will join Lloyds Banking Group as Group Chief Operating Officer (subject to regulatory approval). The process of identifying a successor for Ron has started. Any announcements will be made in due course.

Steven van Rijswijk, CEO of ING said: “Giving customers a superior experience is at the core of ING’s strategy. Bringing together the leadership roles of all our Retail Banking markets is a logical next step to further improve consistency, scalability and efficiency to the products and services we offer. As Pinar, Aris and their teams have already been working closely together over the past years, I am confident we can build upon the work done so far, making a real difference for our customers who expect their banking experience to be personal, easy, relevant and instant.”

“I want to thank Aris for his tireless contributions over the last 7.5 years, having thoroughly reshaped ING’s retail offering and network, adding millions of primary customers, and developing a far more substantial fee business, while solidly maintaining our position as the leading mobile-led bank in many markets. We wish him well in his further endeavours. I’d also like to thank Ron who, for over a decade, played a pivotal role in creating the strong Tech foundation that enables us to offer a superior digital experience to our customers. Scalable Tech and ops are absolutely essential to make the difference for our customers, which we underscored by naming Ron our first CTO at board level. I want to wish him well in his new position.”

Aris Bogdaneris said: “I’m extremely proud of leaving our Retail Banking business and Challengers & Growth units in a great position, with strong customer growth over the past years, a much more focused footprint, improved revenue generating capabilities and a substantially improved digital and Business Banking offering. It’s the right time for the next generation of leadership and Pinar is the ideal person to take Retail Banking drive the next phase of its development. I want to personally thank Steven and the many great people I worked with at ING on what has been a great ride.”

Pinar Abay said: “I very much look forward to further grow our retail banking franchise with more than 37 million customers around the world, with our distinctive brand, superior customer experience and leading digital technology. I also want to take this opportunity to thank to Aris for the very strong foundation he has built including a very diverse and talented organization across the globe.”

Ron van Kemenade said: “It will be hard for me to leave the orange family after almost twenty years. At the same time, I’m excited to take up a new opportunity, gaining a new perspective. I will always cherish the years I spent at ING, everything I’ve learnt, the experience I’ve gained and most of all the great people I’ve worked with.”

Pinar Abay was appointed as member of the Management Board Banking and head of Market Leaders effective 1 January 2020. She joined ING in 2011 as country manager of ING in Turkey. Before that Pinar was a partner at McKinsey & Company.

Aris Bogdaneris was appointed head of Challengers & Growth Markets and a member of the Management Board Banking as of 1 June 2015 and as head of Retail Banking effective 1 May 2021. Before joining ING, he served at board level at various international financial institutions in Europe and North America with responsibilities for retail banking, operations, and IT.

Ron van Kemenade was appointed chief technology officer and member of the Management Board Banking effective 1 May 2021. Since joining ING in 2003, he held various positions with responsibility for IT, channels, payment services, product and programme management. Before joining ING, Ron worked at telecom provider KPN, lastly as director Consumer Internet and Media Services.

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